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Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2015

March 2, 2016

 TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
FINANCIAL DISCLOSURE	2
THE CORPORATION	2
BIN'S INDUSTRY	4
BUSINESS OF THE BIN GROUP	6
RISK FACTORS	13
DIVIDENDS AND CAPITAL STRUCTURE	25
MANAGEMENT	28
MARKET FOR SECURITIES	34
MATERIAL CONTRACTS	34
AUDIT COMMITTEE INFORMATION	35
INTERESTS OF EXPERTS	36
ADDITIONAL INFORMATION	36
SCHEDULE A — AUDIT COMMITTEE CHARTER	i
SCHEDULE B — CREDIT RATINGS	viii

 PROGRESSIVE WASTE SOLUTIONS LTD.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2015
DATED MARCH 2, 2016

        The information in this annual information form is given as of December 31, 2015 unless otherwise indicated.

        All dollar amounts in this annual information form are stated in U.S. dollars unless otherwise indicated. References in this annual information form to tonnes are to metric tonnes and references to U.S. tons are to imperial tons. One tonne is equal to 1.1023 U.S. tons. This annual information form contains capitalized technical and other terms that are specific to the operations of Progressive Waste Solutions Ltd. ("BIN" or the "Corporation") and its subsidiaries and the non-hazardous solid waste management industry.

FORWARD-LOOKING STATEMENTS

        This annual information form contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as "believe", "expect", "anticipate", "may", "could", "intend", "estimate", "plan", "will", "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

        Numerous factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, the following:

  •
  risks associated with the proposed business combination with Waste Connections, Inc.;

  •
  downturns in the economy;

  •
  our ability to obtain, renew and maintain certain permits, licenses and approvals;

  •
  restrictive covenants and other requirements of our debt instruments;

  •
  our indebtedness could adversely affect our financial results;

  •
  our financial obligations to pay closure costs and post-closure costs at our landfills;

  •
  the requirement to obtain performance or surety bonds, letters of credit and insurance;

  •
  our ability to execute our acquisition strategy;

  •
  increased capital requirements on account of future acquisitions;

  •
  our ability to manage the growth of our business;

  •
  loss of contracts;

  •
  reliance on third-party disposal customers;

  •
  geographic and customer concentration;

  •
  fuel cost fluctuations;

  •
  commodity price fluctuations;

  •
  reliance on key personnel;

  •
  impairment to our assets;

  •
  uninsured and underinsured losses;

  •
  cybersecurity incidents;

  •
  the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

  •
  our compliance with environmental regulations;

  •
  liabilities resulting from contamination by hazardous substances;

  •
  climate change regulations;

  •
  competition;

  •
  extended producer responsibility ("EPR") programs may impact BIN's customer relationship and revenues

  •
  federal, provincial, state and local government requirements under which landfill alternatives are encouraged;

  •
  our use of accounting estimates and judgments;

  •
  the adoption of new accounting standards;

  •
  legal proceedings arising from its business operations;

  •
  potential deficiencies in internal control over financial reporting and disclosure controls and procedures; and

  •
  income tax.

        These factors are outlined in greater detail in this annual information form.

        The list of factors above is illustrative, and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this annual information form are qualified by these cautionary statements. The forward looking statements in this annual information form are made as of the date of this annual information form and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

FINANCIAL DISCLOSURE

        Please refer to the management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2015 for a detailed description of Adjusted EBITDA, Adjusted Net Income and other financial measures used by the Corporation.

THE CORPORATION

        On May 27, 2009, BFI Canada Ltd. amalgamated with IESI-BFC Ltd. pursuant to Articles of Amalgamation, and the amalgamated company continued under the name IESI-BFC Ltd. On June 2, 2010, IESI-BFC Ltd. amalgamated with Waste Services, Inc. pursuant to Articles of Amalgamation, and the amalgamated company continued under the name IESI-BFC Ltd. On May 2, 2011, IESI-BFC Ltd. amalgamated with its direct wholly-owned subsidiary, Progressive Waste Solutions Ltd., pursuant to Articles of Amalgamation and the amalgamated company continued under the name "Progressive Waste Solutions Ltd." BIN is incorporated under the Business Corporations Act (Ontario).

        BIN is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "OBCA") on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. As a result of the Conversion, BIN acquired, directly or indirectly, all of the then existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and registered office of BIN is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3 (telephone number (905) 532-7510). The following diagram sets forth BIN's organizational structure. For simplification, this diagram omits certain wholly-owned holding or operating companies.

        In this annual information form, "Ridge" refers to Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., "PWS Canada" refers to Progressive Waste Solutions Canada Inc. and its direct and indirect subsidiaries representing, collectively, the Canadian operating companies, "IESI" refers to IESI Corporation and its direct and indirect subsidiaries representing, collectively, the U.S. operating companies, "BIN Group" refers to IESI-BFC Holdings Inc. and its Canadian and U.S. subsidiaries including PWS Canada, IESI and Waste Services Inc., respectively.

Existing Structure of the Canadian and U.S. Operating Companies

Canadian Operating Companies

        IESI-BFC Holdings Inc. is a holding company and direct subsidiary of BIN that wholly owns PWS Canada, which in turn wholly owns several Canadian operating subsidiaries including Complexe Enviro Progressive Ltee ("CEP"), Entreprise Sanitaire F.A. Ltée ("F.A.") and Services Environnementaux Richelieu Inc. ("SER").

        PWS Canada owns all of the outstanding securities of Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., the owner and operator of the Ridge landfill, located near Chatham, Ontario.

        PWS Canada also wholly owns 1895548 Ontario Limited, which has a 19.9% interest in TerraCycle Canada, ULC.

        In addition, 1755869 Alberta ULC is wholly owned by PWS Canada. PWS Finance Luxembourg Sàrl is wholly owned by 1755869 Alberta ULC.

U.S. Operating Companies

        IESI, which is wholly owned by IESI-BFC Holdings Inc., is a holding company that owns Total Waste Systems, Inc. an Oklahoma Corporation, Progressive Waste Solutions of MO, Inc. (formerly IESI MO Corporation), a Missouri corporation, Progressive Waste Solutions of AR, Inc. (formerly IESI AR Corporation), an Arkansas Corporation, Progressive Waste Solutions of TX, Inc. (formerly IESI TX Corporation), a Texas corporation, IESI MD Corporation, a Maryland corporation, and the following subsidiaries incorporated under the laws of Delaware: Progressive Waste Solutions of LA, Inc. (formerly IESI LA Corporation), IESI NJ Corporation, IESI NY Corporation, IESI PA Corporation, Progressive Waste Solutions of SC, Inc. and Waste Services, Inc. (collectively the "IESI Operating Companies"). All of the IESI Operating Companies, except Total Waste Systems, Inc., in turn wholly own certain U.S. operating subsidiaries as follows: (i) Progressive Waste Solutions of TX, Inc. (formerly IESI TX Corporation) owns the following two Delaware corporations, IESI TX GP Corporation and IESI DE LP Corporation, and IESI DE LP Corporation is the sole limited partner of IESI TX Landfill, LP, a Texas limited partnership; (ii) IESI NY Corporation owns Seneca Meadows, Inc., a New York corporation; (iii) IESI PA Corporation owns IESI PA Bethlehem Landfill Corporation, incorporated in Delaware and IESI PA Blue Ridge Landfill Corporation, incorporated in Pennsylvania; (iv) Progressive Waste Solutions MO, Inc. owns IESI MO Landfill Corporation, a Missouri corporation, IESI MO Champ Landfill, LLC, F.W. Disposal, LLC and FW Disposal South, LLC, each a Missouri limited liability company; (v) Progressive Waste Solutions of LA, Inc. owns IESI LA Landfill Corporation a Delaware corporation and The Recycling Foundation Inc., a Louisiana corporation; (vi) Progressive Waste Solutions of AR, Corporation owns IESI AR Landfill Corporation, an Arkansas corporation; (vii) IESI NJ Corporation owns IESI NJ Recycling Corporation, incorporated in Delaware; (viii) IESI MD Corporation owns Roll-Off Express, Inc., a Maryland Corporation, 2900 Dede Road, LLC, a Maryland limited liability company, Consolidated Waste Industries, Inc., a District of Columbia corporation, Federal IPC LLC and IESI DC, LLC, District of Columbia limited liability companies, and Square 3942 Associates Limited Partnership, a District of Columbia limited partnership in which IESI MD Corporation is the sole limited partner; (ix) Progressive Waste Solutions of SC, Inc. owns the following South Carolina Corporations, CWR Holdings LLC, Carolina Waste & Recycling, LLC, Carolina Processing & Recycling, LLC and Carolina Landfill, LLC; (x) Waste Services, Inc. owns Omni Waste of Osceola County, LLC, a Florida limited liability company, Waste Services of Arizona, Inc., a Delaware Corporation and Progressive Waste Solutions of FL, Inc., (formerly Waste Services of Florida, Inc.), a Delaware corporation which owns the following Florida corporations: East Bay Property, Inc., Florida Container Services, Inc., Taft Recycling, Inc. Sanford Recycling and Transfer, Inc., Groveland Transfer Recycling, Inc., RIP, Inc., and SLD Landfill, Inc. and the following Florida limited liability companies: Freedom Recycling Holdings, LLC and Sun Country Materials, LLC.

BIN'S INDUSTRY

        The North American non-hazardous solid waste management industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste (including household and yard waste). Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered by the non-hazardous solid waste management industry are summarized below.

        Collection.    Collection of non-hazardous solid waste is from commercial, industrial and residential customers. Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large rectangular roll-off containers from manufacturing businesses or construction and demolition ("C&D") sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners' associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

        Transfer Stations.    Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Non-hazardous solid waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal facilities or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle non-hazardous solid waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

        Landfills.    Landfills are the primary waste disposal facilities for all types of non-hazardous solid waste. Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

        Other Disposal Facilities.    Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing. Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power. Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products. Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often with the process producing electricity or steam. Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power or synthetic fuels.

        Recycling.    Recovery and recycling involve operations in which certain types of waste material (including wood, paper, cardboard, plastic, glass, aluminum and other metals) are sorted, processed and resold as recycled material. After processing and sorting, purchasers generally pay a fluctuating spot market price for recycled materials. Waste for which there is no market is shipped to a disposal facility, typically a landfill.

        The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring substantial expertise, labor and capital resources. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices. In addition, the industry displays the following characteristics:

        Recession Resistance.    The non-hazardous solid waste management industry meets an essential need of communities and businesses. Revenues from commercial waste collection services generally do not decrease significantly during periods of slower economic activity because the number of pick-ups required by commercial waste generators generally does not materially change during such periods. The volume of waste collected at each commercial waste pick-up may decrease during periods of slower economic activity due to changes in consumption patterns, resulting in decreased disposal costs for hauling companies. The reduction in tipping volumes will result in decreased revenues for landfill operators. BIN believes that revenues from residential non-hazardous solid waste management services are not as volume sensitive because the number of households for which collection services are provided does not generally change in periods of slower economic activity. Revenues from industrial waste collection services are, however, thought to be more closely tied to economic conditions due to the sensitivity of the C&D and manufacturing sectors to changes in the economy.

        Vertical Integration.    Vertical integration in the non-hazardous solid waste management industry, or "internalization", is the collection and disposal of waste by a waste management company into its own transfer station, landfill or other waste disposal facility or recycling facility. Internalization enables costs to be controlled by avoiding third-party disposal fees and allows for greater asset utilization within the business. Larger operators with greater financial resources, expertise and experience are able to build, through market development initiatives and acquisitions, vertically integrated, cost effective operations consisting of collection operations, transfer stations, landfills or other waste disposal facilities and recycling facilities. Vertically integrated companies can be assured of access to a landfill or other waste disposal facilities on favorable terms and of a steady supply of waste at such facilities, which is needed in order to economically operate these facilities.

        Consolidation.    Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. BIN believes that this consolidation will continue, including as a result of BIN's proposed business combination with Waste Connections, Inc. ("Waste Connections").

BUSINESS OF THE BIN GROUP

Overview

        As noted previously, BIN Group includes the collective operations of IESI-BFC Holdings Inc., Ridge, PWS Canada, IESI, Waste Services, Inc. ("WSI") and their respective subsidiaries.

Recent Developments

        On January 25, 2016 BIN announced that Dan Pio, Executive Vice President and Chief Integration Officer, had been appointed Chief Executive Officer, effective Friday, January 29, 2016. On January 29, 2016, Joseph Quarin stepped down from his role of President and Chief Executive Officer and from BIN's Board of Directors to pursue other opportunities.

        On January 19, 2016, BIN announced that Dan Pio, Executive Vice President, Strategy and Business Development, had been appointed Executive Vice President and Chief Integration Officer in connection with BIN's proposed merger with Waste Connections as described below. Additionally, William (Bill) Herman, Vice President and Chief Accounting Officer, was appointed Executive Vice President and Interim Chief Financial Officer; and Loreto Grimaldi, Senior Vice President, General Counsel and Secretary, was appointed Executive Vice President and Chief Legal Officer. On the same day, Kevin Walbridge, Executive Vice President and Chief Operating Officer, and Ian Kidson, Executive Vice President and Chief Financial Officer, stepped down from their roles.

        On January 19, 2016 BIN and Waste Connections announced that they had entered into a definitive agreement and plan of merger (the "Merger Agreement") pursuant to which a newly formed wholly-owned subsidiary of BIN will merge with and into Waste Connections, with Waste Connections surviving as a wholly owned subsidiary of BIN and stockholders of Waste Connections receiving newly issued common shares of BIN as consideration (the "Merger"). It is anticipated that, upon the completion of the Merger and the other transactions contemplated by the Merger Agreement, BIN shareholders and Waste Connections stockholders, in each case as of immediately prior to the Merger, would own approximately 30% and 70% of the combined company, respectively. The Merger Agreement and the Merger and other transactions contemplated thereby were unanimously approved by both companies' Boards of Directors. The Merger is expected to close in the second quarter of 2016. The Merger was negotiated on the basis of an implied exchange ratio of 0.4815 of a share of Waste Connections common stock for each common share of BIN. As a result of the transaction structure described below, Waste Connections stockholders will receive 2.076843 common shares of BIN ("Shares") (1/0.4815) for each share of Waste Connections common stock they own. Subject to shareholder approval, BIN expects to implement immediately following the Merger complete a share consolidation on the basis of one (1) BIN Share on post-consolidation basis for every 2.076843 BIN Share outstanding on a pre-consolidated basis.

        On August 26, 2015, BIN announced that it had received approval from the Toronto Stock Exchange ("TSX") to renew, for a 12 month period, its normal course issuer bid ("NCIB"), effective August 28, 2015. Under the renewed NCIB, a maximum of 10,000,000 Shares (representing approximately 9.21% of the total public float on August 18, 2015) may be repurchased by BIN in open market transactions on the TSX, the New York Stock Exchange, and/or alternative trading systems by August 27, 2016. BIN has not repurchased additional Shares for cancellation under the NCIB since announcing the pending Merger with Waste Connections. BIN's security holders may obtain a copy of the notice provided to the TSX commencing the NCIB, without charge, by contacting BIN's Secretary.

        On June 30, 2015 BIN announced that it had amended and restated its principal loan agreement resulting in, among other things, a re-pricing of its existing U.S. $2.35 billion senior secured credit facility. The amended credit facility holds the amount of the company's revolver constant at U.S. $1.85 billion, but replaces the existing U.S. $500 million term loan B with a term loan A.

        Based on BIN's current funded debt-to-EBITDA leverage ratio, the new interest rate on the revolver is LIBOR plus 1.50%, compared to the previous rate of LIBOR plus 1.75%. The interest rate on the term loan A is LIBOR plus 1.50% (with no LIBOR floor), compared to the previous interest rate on the term loan B of LIBOR plus 2.25% (LIBOR subject to a floor of 0.75%). BIN also extended the maturity of the revolver and the term loan to June 2020, from October 2018 and October 2019, respectively.

        On October 27, 2014, BIN announced that it would submit a proposal in response to the New York City Department of Sanitation's ("DSNY") new request for proposals ("RFP") for a 20-year contract for the transportation and disposal of containerized municipal solid waste ("MSW") delivered to two marine transfer stations in Brooklyn. The contract involves the City of New York delivering MSW to the two Brooklyn marine transfer stations. The agreement provides the City of New York with options for two additional five-year periods. BIN's subsidiary, IESI NY Corporation, submitted a proposal for a previous RFP (issued in 2003), which included the use of a rail yard in New Jersey; however, terms for the use of the site could not be finalized with the Port Authority, prompting the DSNY to issue a new RFP. BIN submitted its new proposal on February 27, 2015. In late 2015, the DSNY indicated to BIN that it had been selected to negotiate a new service contract. Currently, the relevant commercial agreements are being finalized. Once completed, the contract documents are then subject to various review and approval protocols within the City of New York and other agencies. BIN anticipates that, assuming such approvals are obtained, it may be issued a Notice to Proceed during the second quarter of 2016.

        On February 6, 2014, BIN announced the resignation of William B. White as a director of the company.

        On January 29, 2014, BIN announced that it had acquired a 19.9% interest in TerraCycle Canada, ULC ("TerraCycle"), an industry leader in the collection and recycling of post-consumer waste that would otherwise go to a landfill or be incinerated. As result of BIN's investment, the two parties anticipate offering more recycling options to BIN's commercial, residential and government customers.

        On November 26, 2013 BIN announced that it had completed a re-pricing of its existing credit facilities. Based on BIN's then current funded debt-to-EBITDA leverage ratio, the interest rates on the revolver and term loan B were LIBOR plus 1.75% and 2.25%, respectively, compared to the previous interest rates of LIBOR plus 2.00% and 2.75%. The term loan B remained subject to a LIBOR floor of 0.75%. BIN extended the maturity of the revolver by one year to October 24, 2018 and the maturity of the term loan B remained unchanged at October 24, 2019. In connection with the re-pricing select covenants were modified. The amended credit facility announced on June 30, 2015 replaces term loan B with a term loan A (discussed above).

        On October 10, 2013 BIN announced that Kevin Walbridge, VP, Canadian Operations, would assume responsibility for the Canadian region and that effective January 1, 2014, Mr. Walbridge would assume the role of Executive Vice President and Chief Operating Officer for BIN. In addition, it was announced that Dan Pio, previously Vice President and Chief Operating Officer, Canada, would be appointed to the newly created position of Executive Vice President, Strategy and Business Development for BIN.

BIN Overview

        BIN is one of the largest vertically integrated non-hazardous solid waste management companies in North America. BIN's comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. BIN's commercial, industrial and residential customers rely on its services to meet their recurring waste management needs.

        BIN's operating philosophy is focused on developing strong collection operations. BIN believes that collection density provides it flexibility to pursue various strategies to drive revenue growth, margin expansion and cash flow generation. BIN's 118 collection operations are supported by its extensive asset footprint, including 63 transfer stations, 31 landfills and 34 material recovery facilities ("MRFs"). The integration of BIN's collection operations with BIN's transfer and disposal assets enhances the operating leverage in its business model. BIN's ability to internalize a significant portion of the waste it collects augments BIN's margin profile and the positioning of its local market operations. BIN focuses on markets where it can implement its operational philosophy to optimize return on assets and drive additional growth and profitability.

        BIN benefits from longstanding relationships with many of its commercial, industrial and residential customers, which provide a high degree of stability to its business. The majority of BIN's revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years. These contracts provide BIN with visible, recurring revenue and typically provide it with the ability to make annual indexed fee adjustments and the ability to pass through fuel, disposal, transportation and other surcharges in order to mitigate increasing expenses. Many of its contracts with commercial and industrial customers automatically renew after their current term.

        BIN is highly focused on tracking productivity based operating metrics and managing its business to optimize returns against its asset base. BIN believes that improving asset utilization drives its growth and profitability. BIN generated revenues of $1,925.6 million and adjusted net income of $137.9 million for the fiscal year ended December 31, 2015 and its adjusted EBITDA was $479.9 million for the same period.

BIN Operations

        BIN operates in markets across North America. BIN's U.S. operations are primarily focused on two geographic regions: the West Region, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Missouri, and Illinois; and the East Region, consisting of various service areas in Florida, New York, New Jersey, Pennsylvania, South Carolina, Maryland, Virginia and the District of Columbia. BIN's North region represents its Canadian business, which provides services in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec.

Service and Asset Footprint

        Commercial and Industrial Collection.    BIN provides hand collection and containerized services to a wide variety of commercial and industrial customers. Most commercial and industrial customers are provided with containers that are designed to be lifted mechanically and either emptied into a collection vehicle's compaction hopper or, in the case of the large roll-off containers, to be loaded onto the collection vehicle. BIN's standard commercial containers generally range in size from one to eight cubic yards and roll-off containers generally range in size from 10 to 40 cubic yards.

        Residential Collection.    BIN provides collection services to residential customers.

        Transfer Stations.    BIN operates 63 transfer stations, which are located near many of its collection routes and which receive the non-hazardous solid waste that has been collected by its own and third-party collection vehicles. BIN typically uses subcontractors to transport the waste from its transfer stations to its own or third-party landfills or other disposal facilities. Transfer station fees are generally based on the cost of processing, transporting and disposing the waste.

        BIN believes that its' transfer stations benefit it by aggregating waste thereby improving the utilization of collection personnel and equipment. This increases the volume of waste disposed of at the landfills that BIN operates. BIN believes that, as increased regulations and public pressure restrict the development of landfills in urban and suburban areas, transfer stations will increasingly be used as an efficient means to process and transport waste to landfills and other disposal sites.

        Landfills.    BIN owns or operates 31 landfills. BIN monitors the available permitted disposal capacity of its landfills on a regular basis and evaluates whether to seek to expand this capacity. In making this evaluation, BIN considers various factors, including the volume of waste disposed of at the landfill, available acreage, the likelihood of obtaining the necessary approvals and permits and the costs associated with these items.

        Recycling.    BIN owns or operates 34 recycling facilities. BIN's recycling services include collection of recyclable materials from commercial, industrial and residential customers, for which it charges collection and processing fees. BIN's recycling operations also process for sale certain recyclable materials, such as paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. BIN's recycling operations are either separate full-service recycling facilities or recycling operations operating along with one of its transfer station operations.

        Landfill Gas.    7 of BIN's landfills have landfill gas recovery systems that transfer methane gas from the landfill to independently-owned facilities at which the gas is converted into electricity. BIN has one landfill gas recovery system that transfers methane gas from the landfill to an independently-owned facility at which the gas is converted into pipeline quality natural gas. BIN also owns and operates a power generating plant located at its Lachenaie site which is fuelled by landfill gas.

        Gross Revenue by Service Type.    For information about the revenues for each of the services listed above under "Service and Asset Footprint", please see "Gross Revenues by Service Type" in BIN's management discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2015 which is incorporated by reference herein.

Regional Overview

        On April 30, 2015, BIN announced structural changes to the management of its operations, with the goal of reducing costs and better positioning the company to realize on its strategic plan. Accordingly the following changes were made to BIN's reportable segments:

  a)
  the former U.S. northeast segment was expanded to include BIN's operations in Florida and was renamed the East region;

  b)
  the former U.S. south segment, excluding Florida, was renamed the West region; and

  (c)
  the former Canadian segment was renamed the North region.

        Below is a brief description of each region.

West

        BIN's West Region operations serve customers in the states of Texas, Louisiana, Oklahoma, Arkansas, Missouri, and Illinois. In this region, BIN operates 58 collection operations, 21 transfer stations, 14 owned landfills and 5 MRFs. BIN also operates a landfill in Frederick, Oklahoma.

East

        BIN's East Region services customers located in the states of Florida, New York, New Jersey, Pennsylvania, Maryland, South Carolina, Virginia and the District of Columbia. In this region, BIN operates 21 collection operations, 20 transfer stations, 8 solid waste landfills and 10 MRFs.

        BIN's East Region includes collection and transfer station operations serving the New York City market, which is the largest solid waste market of any city in North America. One of the eight solid waste landfills BIN owns in the East market is its' Seneca Falls, New York landfill. The Seneca Falls landfill is the largest landfill in the State of New York, as measured by average daily volume.

North

        BIN's North Region (i.e. Canada) includes 39 collection operations, 22 transfer stations, 7 owned landfills and 19 MRFs and two landfill gas-to-energy facility. BIN also operates 1 landfill in Lethbridge, Alberta.

Landfill Matters

        The following tables reflect the estimated remaining operating lives in years for the landfills that BIN owns or operates under contractual agreements, and are based on its internal estimates of remaining and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2015. The estimated remaining operating lives assume the renewal of required operating permits.

	Operating lives in years As of December 31, 2015
	0 to 5	6 to 10	11 to 20	21 to 30	31 to 40	41 to 50	51+	Total
Owned Landfills	2	3	6	3	3	1	8	26
Operated Landfills	0	0	0	2	1	0	0	3

	2	3	6	5	4	1	8	29

Note:
(1):  Remaining years include both permitted and deemed volumes.

Note
(2):   The operating contracts for the Lethbridge, Alberta (Canada) and Frederick, Oklahoma (U.S.) landfills as well as the undeveloped Jacksboro, Texas (U.S.) landfill are excluded from this table.

        The following table reflects landfill airspace activity for active landfills owned or operated by BIN in the United States for the year ended December 31, 2015.

	Balance as of December 31, 2014	New Expansions Undertaken	Landfills Acquired (disposed)	Permits Granted	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2015
Permitted airspace:
U.S. Tons (in thousands)	319,977	0	5,322	0	(9,343)	(3,077)	312,879
Number of sites	21	0	1	0	22	22	22
Expansion airspace:
U.S. Tons (in thousands)	62,146	(195)	0	130	0	(773)	61,308
Number of sites	9	(1)	0	1	0	8	8

Total available disposal capacity:
U.S. Tons (in thousands)	382,123	(195)	5,322	130	(9,343)	(3,850)	374,187
Number of sites	21	(1)	1	1	22	22	22

        The following table reflects landfill airspace activity for active landfills owned by BIN in Canada for the year ended December 31, 2015.

	Balance as of December 31, 2014	New Expansions Undertaken	Landfills Acquired	Permits Granted	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2015
Permitted airspace:
Tonnes (in thousands)	63,402	0	0	0	(4,688)	(2,399)	56,316
Number of sites	7	0	0	0	7	7	7
Expansion airspace:
Tonnes (in thousands)	0	24,248	0	0	0	0	24,248
Number of sites	0	2	0	0	0	0	0

Total available disposal capacity:
Tonnes (in thousands)	63,402	24,248	0	0	(4,688)	(2,399)	80,564
Number of sites	7	2	0	0	7	7	7

Note:

The operating contracts for the Lethbridge, Alberta (Canada) and Frederick, Oklahoma (U.S.) landfills as well as the undeveloped Jacksboro, Texas (U.S.) landfill are excluded from these tables

Equipment

        BIN owns approximately 4,000 waste collection vehicles and 850 support vehicles and other heavy equipment used at its landfills, transfer stations and recycling facilities. The average age for BIN's routed collection vehicles is approximately six and a half years.

        BIN believes that its vehicles and equipment are well maintained and adequate for its current operations. BIN intends to make investments in additional equipment for expansion and replacement of assets and in connection with future acquisitions as needed.

Sales and Marketing

        Each district has its own direct sales and marketing group, which works under the direction of a district manager or a sales manager who reports to the district manager. Each member of BIN's sales team is responsible for monitoring existing and new customers for opportunities to acquire new business. Sales representatives are required to travel within their assigned territories on a daily basis to call upon potential new customers and existing customers to ensure customer satisfaction, update service agreements and explore prospects for additional business. BIN also markets its services to national accounts.

Competition

        The North American non-hazardous solid waste management industry is competitive and highly fragmented. Competition in the non-hazardous solid waste management industry comes from a number of large, national, publicly owned companies, including Waste Management, Inc. and Republic Services, Inc., several regional companies and numerous mid-size to small privately owned companies. Some of BIN's national competitors have significantly larger operations and significantly greater financial resources than BIN has. In addition to national and regional firms and numerous local companies, BIN competes as well in markets with municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax-exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        In each market in which BIN operates a landfill, it competes for landfill business on the basis of disposal costs, geographical location and quality of operations. BIN's ability to obtain landfill volume may be limited by the fact that integrated collection companies also operate landfills to which they send their waste.

Regulation

        The non-hazardous solid waste management industry in Canada and the United States is subject to extensive and changing laws and regulations relating to environmental protection, health and safety, land use, transportation and related matters. These include, among others, laws and regulations governing the licensing, use, treatment, storage and disposal of solid non-hazardous and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste, location, permitting and expansion of solid waste facilities, greenhouse gas emissions and the remediation of contamination associated with the release of hazardous substances.

        Regulations require stringent engineering of non-hazardous solid waste landfills and may require liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are often combined with substantial financial reserve requirements for non-hazardous solid waste operators relating to closure and post-closure monitoring.

        BIN has a number of environmental compliance policies in place to mitigate against future environmental risks and to ensure its operating units comply with all applicable laws, regulations and customer requirements. These policies concern, among other things, third party transfer and disposal standards; environmental management standards; reporting regulatory activity standards; and spill prevention control standards.

Employees

        As of December 31, 2015, BIN had approximately 7,900 employees. Approximately 1,600, or 19.5% of BIN's employees are covered by collective bargaining agreements. BIN believes that its relationship with its employees is generally good.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Reliance on Customer Contracts

        BIN depends on third-party disposal customers at its landfills. A steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce BIN's revenues and profitability. For the year ended December 31, 2015, approximately 57% of the total tonnage received by its landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, BIN depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        BIN cannot provide assurance that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. BIN also cannot provide assurance that third-party customers will continue to utilize its sites and pay acceptable gate rates that generate acceptable margins for BIN. Decreases could occur if new landfills open, if BIN's existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if it is unable to increase its gate rates to correspond with its increasing costs of operations.

Trademarks

        BIN has registered in both the US and Canada the trademark "Progressive Waste Solutions". BIN's U.S. operations are generally operated under the names "IESI", "WSI" or "Progressive Waste Solutions".

Organizational Structure

        Please see "The Corporation" and "Existing Structure of the Canadian and U.S. Operating Companies" above for information regarding the organizational structure of BIN.

Property, Plants and Equipment

        For information regarding BIN's properties, plants and equipment, please see "BIN Overview", "Service and Asset Footprint", "Regional Overview", "Landfill Matters" and "Equipment" under "Business of the BIN Group" above.

        In addition, BIN leases various offices and facilities.

        For information regarding environmental issues that may affect BIN's utilization of the assets, please see "Regulation" above.

Legal Proceedings

        IESI Corporation, a wholly owned subsidiary of BIN, and Progressive Waste Solutions of FL Inc., an indirect wholly-owned subsidiary of BIN, were named as defendants in a putative class action lawsuit filed in October 2015 (the "Complaint") on behalf of current and former customers of BIN who reside in the state of Florida. The Complaint alleges BIN charged customers a fuel surcharge and/or an environmental surcharge in violation of Florida's Deceptive and Unfair Trade Practices Act ("FDUTPA"). The alleged class period is four years prior to the filing of the Complaint (October 2011).

        As of February 29, 2016, the plaintiff had voluntarily withdrew the claim on a without prejudice basis. Accordingly, BIN cannot reasonably predict whether a claim may be brought in the future again and no amounts have been accrued in the financial statements in respect of this matter.

        BIN is also subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to resolution. Based on management's evaluation and analysis of these matters, the amounts of potential losses are accrued and management believes that any amount above the amounts accrued will not be material to the financial statements.

RISK FACTORS

        Our business, and an investment in our securities, is subject to certain risks, including those described below and those under the headings "Risks and Uncertainties" and "Outlook" in management's discussion and analysis of the financial condition and results of operations of the Corporation as at and for the year ended December 31, 2015. We have divided the risk factors into three categories: (i) principal risks relating to BIN; (ii) risks related to BIN's industry; and (iii) other general risks factors that should be considered when investing in BIN's securities.

        If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected.

I. Principal Risks Related to Our Business

The proposed Merger with Waste Connections is subject to various closing conditions, including regulatory approvals and the respective approvals of Waste Connections stockholders and our shareholders, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed.

        The Merger is subject to various closing conditions, including regulatory approvals and the respective approvals of Waste Connections stockholders and our shareholders, as well as other uncertainties and there can be no assurances as to whether and when the Merger may be completed. Under the terms and conditions of the Merger agreement, Waste Connections will become a wholly-owned subsidiary of BIN. The consummation of the Merger is subject to various customary conditions, including the affirmative vote of holders of a majority of the outstanding shares of Waste Connections' common stock, the affirmative vote of holders of a majority of the outstanding Shares of BIN, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") (which condition was satisfied when, on February 25, 2016, the Antitrust Division of the Department of Justice granted early termination of the waiting period pursuant to the HSR Act), approval for listing on the NYSE and/or the TSX of the Shares to be issued in the Merger (subject to official notice of issuance), the TSX approving the transactions contemplated by the Merger Agreement and other regulatory clearances. If these conditions to the closing of the Merger are not fulfilled, some of which are not within the control of BIN, then the Merger cannot be consummated. If the Merger does not receive, or timely receive, the required regulatory approvals and clearances, or if another event occurs that delays or prevents the Merger, such delay or failure to complete the Merger may cause uncertainty and other negative consequences that may materially and adversely affect the business, financial position, and results of operations of BIN.

Downturns in the economy could adversely affect BIN's revenues and operating margins.

        BIN's business is affected by changes in economic factors that are outside its control, including consumer confidence, interest rates and access to capital markets. Although BIN's services are of an essential nature, a weak economy generally results in a decline in waste volumes generated. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During times of weak economic conditions, BIN may also be adversely impacted by its customers' ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If BIN's customers do not have access to capital, BIN's volumes may decline and its growth prospects and profitability may be adversely affected.

BIN may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that it needs to operate its business.

        BIN is subject to significant environmental and land use laws and regulations. BIN's internalization strategy depends on its ability to maintain its existing operations, expand its landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, BIN must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. BIN may also face resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of BIN's existing landfills and transfer stations could reduce internalization and negatively impact business strategies. A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on BIN's consolidated balance sheet and result in significant impairment charges recorded on its consolidated statement of operations and comprehensive income or loss.

BIN's long-term debt facilities contain restrictive covenants and require it to meet certain financial ratios and financial condition tests.

        The terms of BIN's credit facility and variable rate demand solid waste disposal revenue bonds contain restrictive covenants that limit the discretion of its management with respect to certain business matters. These covenants place restrictions on, among other things, BIN's ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on Shares above certain levels or make certain other payments including share repurchases, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facility contains a number of financial covenants that require BIN to meet certain financial ratios and financial condition tests. A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, BIN cannot provide assurance that BIN's assets would be sufficient to repay these facilities in full.

        BIN's access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. BIN's credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions and adverse publicity. Any downgrade in BIN's credit ratings may impede BIN's access to the debt markets, raise BIN's borrowing rates or affect BIN's ability to enter into interest rate swaps, commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

        Moody's Investor Service ("Moody's") has rated BIN's $1.85 billion multi-currency revolving credit facility and $500 million term loan A (the "Credit Facility") at Ba1, with a stable outlook.

        Standard & Poor's ("S&P") has assigned a rating of BBB stable to the Credit Facility.

        For a description of the rating systems for S&P and Moody's credit ratings in general, please see Schedule "B" to this annual information form.

BIN has significant indebtedness, which could adversely affect its financial condition.

        BIN has, and expects to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2015, BIN had total indebtedness of approximately $1,551 million. This degree of leverage could have important consequences. For example, it may:

  •
  increase BIN's vulnerability to adverse economic and industry conditions;

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  require BIN to dedicate a substantial portion of cash from operations to service its indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures, other general corporate purposes, acquisitions, dividends and share repurchases;

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  limit BIN's ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes, acquisitions, dividends and share repurchases;

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  place BIN at a disadvantage compared to its competitors that have less debt; and

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  limit BIN's flexibility in planning for, or reacting to, changes in the business and in the industry generally.

BIN expects to engage in further acquisitions or mergers, including the pending Merger with Waste Connections, which may adversely affect the profit, revenues, profit margins or other aspects of its business, and it may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated.

        BIN's growth strategy is based, in part, on its ability to acquire other businesses. The success of this acquisition strategy will depend, in part, on its ability to:

  •
  identify suitable businesses to buy;

  •
  negotiate the purchase of those businesses on acceptable terms;

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  complete the acquisitions within BIN's expected time frame;

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  improve the results of operations of the businesses that BIN buys and successfully integrate their operations into its own; and

  •
  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

        BIN may fail to properly complete any or all of these steps.

        Many of BIN's competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than BIN does. This may reduce the number of acquisition targets available to BIN and may lead to unfavourable terms as part of any acquisition, including higher purchase prices. If acquisition candidates are unavailable or too costly, BIN may need to change its business strategy.

        BIN's integration plan for acquisitions often contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of BIN's integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Our due diligence investigations may also fail to discover certain undisclosed liabilities. Further, any difficulties BIN encounters in the integration process could interfere with its operations and reduce its operating margins. Even if BIN is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control. As a result, operating margins could be less than BIN originally anticipated when it made those acquisitions. In such cases, it may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.

Future acquisitions may increase BIN's capital requirements.

        BIN cannot be certain that it will have enough capital or that it will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any businesses that it wants to acquire. Acquisitions will generally increase BIN's capital requirements unless they are funded from excess free cash flow, which BIN defines as free cash flow in excess of dividends declared and shares repurchased. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on BIN's consolidated balance sheet. Higher debt levels can increase BIN's borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.

BIN's financial obligations to pay closure and post-closure costs in respect of its landfills could exceed current reserves.

        BIN has material financial obligations to pay closure and post-closure costs in respect of its landfills. BIN has estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase BIN's expenses and cause its net income to decline.

BIN may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

        If BIN is unable to obtain performance or surety bonds, letters of credit or insurance, it may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts, transfer station operations and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. BIN typically satisfies these requirements by posting bonds or Letters of Credit. As of December 31, 2015, BIN had approximately $411.6 million of such bonds in place and approximately $177.1 million of Letters of Credit issued. Closure bonds are difficult and costly to obtain. If BIN was unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair its ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, BIN's failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit its operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on its business, financial condition and results of operations.

BIN may be unable to successfully manage its growth.

        BIN's growth strategy may place significant demands on its financial, operational and management resources. In order to continue its growth, BIN may need to add administrative, management and other personnel, and make additional investments in operations and systems. BIN cannot provide assurance that it will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems in the time required.

BIN may lose contracts through competitive bidding or early termination.

        BIN derives revenue from municipal contracts that require competitive bidding by a variety of potential service providers. Although BIN intends to continue to bid on municipal contracts and to re-bid its existing municipal contracts, these contracts may not be maintained or won in the future or may be won at lower pricing. BIN may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to it or at all. These requirements may limit BIN's ability to bid for some municipal contracts and may favor some of its competitors.

        BIN also derives revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit BIN's customers to terminate them before the end of the contractual term. Any failure by BIN to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in operating revenue and earnings.

        Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives. BIN may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which would result in gains or losses on the assets disposition.

BIN depends on third-party disposal customers at its landfills and BIN cannot provide assurance that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce BIN's revenues and profitability. For the year ended December 31, 2015, approximately 57% of the total tonnage received by BIN's landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, BIN depends on maintaining a certain level of third-party disposal customers at its landfills to be able to operate them at profitable levels.

        BIN cannot provide assurance that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. BIN also cannot provide assurance that third-party customers will continue to utilize BIN sites and pay gate rates that generate acceptable margins for BIN. Negative impacts could also occur if new landfills open, if BIN's existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if BIN is unable to increase its gate rates to correspond with its increasing costs of operations. In addition, new contracts for disposal services entered into by BIN may not have terms similar to those contained in contracts with existing customers, in which case revenues and profitability could decline.

BIN's Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations.

        BIN's Canadian operations are in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets' local economies, regulations and seasonal fluctuations.

        BIN's U.S. operations in its East region and West Region are susceptible to those regions' local economies, regulations and seasonal fluctuations. BIN operates in the following states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, New York, New Jersey, Pennsylvania, South Carolina, Maryland, Virginia and Illinois, as well as the District of Columbia.

        Economic downturns in Texas, New York, Florida, Ontario, Quebec, Western Canada and other factors affecting such states or provinces, such as state or provincial regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on BIN's business, financial condition and results of operations, although we are somewhat insulated at a consolidated level given the geographic diversification of the business.

        In addition, seasonality may temporarily affect BIN's revenues and expenses. BIN generally experiences lower C&D debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry and lower the volumes of waste handled in BIN's landfills.

Revenues generated under municipal contracts with New York City represented 2.1% of BIN's revenues from its operations in 2015. Termination, modification or non-renewal of such contracts could have an adverse effect on BIN's business, results of operations and financial condition.

        BIN attributes 2.1% of its consolidated revenue in 2015 and 2.3% of its consolidated revenue in 2014 to its municipal contracts with New York City.

        In February 2011 BIN responded to a bid issued by New York City and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three-year term. Each of these contracts has now been further extended to October 2017. BIN also holds a contract to export waste from the Borough of Queens, the details of which are currently being finalized.

        New York City can terminate each of the aforementioned contracts upon 10 days' notice. If these contracts are terminated, or if they are not renewed, BIN may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on BIN's business, financial condition and results of operations.

        In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City's reliance on private transfer stations, such as the ones BIN operates in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. BIN has and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. Furthermore, BIN announced on October 28, 2014 that it would submit a bid in response to the DSNY's most recent proposal which requires bidders to deliver municipal solid waste to two Brooklyn marine transfer stations. BIN submitted its new proposal on February 27, 2015. If New York City implements changes to this system, it is likely that BIN's existing contracts with the City would be modified, terminated or not renewed.

BIN's insurance coverage may not be sufficient to cover all losses or claims that it may incur.

        BIN seeks to obtain and maintain, at all times, insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks, in those amounts, with those insurers, and on those terms it considers appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and BIN cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving its assets or operations.

If BIN's assumptions relating to expansion of its landfills should prove inaccurate, its results of operations and cash flow could be adversely affected.

        BIN's estimates or assumptions concerning future cell development, landfill closure or post-closure costs may turn out to be significantly different from actual results. In addition, in some cases BIN may be unsuccessful in obtaining an expansion permit or it may determine that an expansion permit that it previously thought was probable has become unlikely. To the extent that such events occur at a landfill, cash expenditures for closure and post-closure could be accelerated, results of operations and cash flow estimates may be adversely affected and the carrying amount of the landfill may be subject to impairment testing.

BIN's operations may be negatively impacted by a cybersecurity incident.

        BIN uses some form of information technology in its operations and such use creates various cybersecurity threats including the possibility of security breaches, operational disruptions and the release of non-public information (such as financial data, customer information and employee information). Although BIN has taken various steps to protect itself against such risk, its efforts may not always be successful especially because of the rapidly changing nature of such cybersecurity threats. In the event of a cybersecurity incident, BIN's operations could be disrupted resulting in potential loss of customers, violation of laws and additional liabilities to the business.

BIN depends on members of its management team and if it is unable to retain them its operating results could suffer.

        BIN's future success will depend on, among other things, its ability to retain the services of its management and to hire other highly qualified employees at all levels. BIN will compete with other potential employers for employees, and it may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder BIN's business operations and growth.

BIN may be subject to additional liabilities associated with multiemployer pension plans

        BIN is a participating employer in a number of multiemployer defined benefit plans (the "Plans") for employees who are covered by its subsidiaries' collective bargaining agreements. These Plans involve: (i) several participating employers who make contributions based on the collective bargaining agreement they have agreed upon with the associated union; and (ii) benefits which are already defined for Plan members. BIN does not administer such Plans and certain Plans may be subject to funding deficiencies.

        BIN may consider from time to time (and as part of re-negotiating its collective agreements) the complete or partial withdrawal from one or more of these Plans and in such case BIN could incur expenses associated with obligations for unfunded and vested member benefits. BIN could also be subject to additional liabilities for such benefits in the event of a mass withdrawal by contributing employers to a Plan.

        Factors that could affect BIN's liability in the event of a withdrawal event include the return on existing Plan assets; the ratio of active workers to those who have already retired; and the financial status and number of participating employers, among other things. Any such future Plan withdrawal event could have a material adverse on BIN's business in a given reporting period.

II.    Risks Related to BIN's Industry

Some of BIN's employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize BIN's employees could divert management's attention from its business or increase its operating cost.

        As of December 31, 2015, approximately 1,600 or 19.5%, of BIN's employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2020 and have terms generally ranging from three to five years.

        The negotiation or renegotiation of these agreements could divert management's attention away from other business matters. If BIN is unable to negotiate acceptable collective bargaining agreements, union initiated work stoppages, including strikes may result. Unfavourable collective bargaining agreements, work stoppages or other labour disputes may result in increased operating expenses and reduced operating revenue.

Fluctuating fuel costs impact BIN's operating expenses and BIN may be unable to fully offset increased fuel costs through fuel surcharges.

        The price of fuel is unpredictable and fluctuates based on events outside of BIN's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. BIN needs a significant amount of fuel to operate its collection and transfer trucks, and any price escalations will increase its operating expenses and could have a negative impact on its consolidated financial condition, results of operations and cash flows. BIN will from time to time, in accordance with the terms of most of its customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, BIN may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. BIN has entered into a series of fuel hedges with a view to limiting its exposure to fluctuating fuel prices and to reducing operating cost variability, however, there can be no assurance that it will be successful in this regard.

BIN's revenues will fluctuate based on changes in commodity prices.

        BIN's recycling operations process certain recyclable materials, such as old corrugated cardboard, paper (including newspaper, sorted office paper and mixed paper), plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. BIN's results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to change in economic conditions and numerous other factors beyond BIN's control. These fluctuations may affect BIN's consolidated financial condition, results of operations and cash flows.

BIN is subject to various laws and regulations, which, if violated, could subject it to sanctions or third-party litigation or, if changed, could lead to increased costs or the interruption of normal business operations that would negatively impact its business, results of operations and financial condition.

        BIN's equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of solid and hazardous wastes and materials, air quality (including carbon or greenhouse gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict BIN's operations and growth.

        BIN's compliance with regulatory requirements is costly. BIN may be required to enhance, supplement or replace its equipment and facilities and to modify landfill operations and, if it is unable to comply with applicable regulatory requirements, it could be required to close certain landfills. BIN may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate BIN to spend sums in addition to those presently accrued for such purposes.

        Extensive regulations govern the design, operation and closure of landfills. If BIN fails to comply with these regulations, it could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.

        Certain of BIN's waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, BIN's collection, transfer and landfill operations may be affected by legislation governing interstate shipments of waste. If this or similar legislation is enacted in states in which BIN operates, it could have an adverse effect on our operating results, including BIN's landfills that receive a significant portion of waste originating from out-of-state.

        Certain collection, transfer and landfill operations may also be affected by "flow control" legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in BIN owned transfer stations or landfills or in third-party landfills used by BIN.

        In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the "Business Integrity Commission"), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay BIN's consummation of acquisitions in New York City, which could limit its ability to expand its business there.

        From time to time, federal, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If any significant fees are imposed in jurisdictions in which BIN operates and it is not able to pass the fees through to its customers, its operations and profitability could be negatively affected.

        BIN must also comply with the requirements of federal, provincial and state laws and regulation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects of the various laws and regulations concerning BIN's business could require it to make significant expenditures or otherwise adversely affect the way it operates its business, as well as have an adverse effect on its business, financial condition and results of operations.

BIN is subject to various environmental requirements, which, if violated, could subject it to sanctions or third-party litigation.

        BIN could be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which BIN may be responsible.

        Solid waste management companies are often subject to close scrutiny by federal, provincial, state and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorney generals (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which BIN operates.

Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with BIN's operations.

        From time to time, BIN has received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that it take certain actions and/or alleging, among other things, that its operations are not in compliance with its permits or certain applicable environmental or land use laws or regulations. BIN will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, BIN may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for BIN's services and negatively impact its results from operations. A significant judgment against BIN, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect on BIN's financial condition and results of operations.

BIN could be liable for contamination by hazardous substances.

        BIN could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated properties, including soil or water under its properties, or if such substances from BIN's properties or operations contaminate or have contaminated the properties of others. BIN could be liable for this type of contamination even if the contamination did not result from its activities or occurred before it owned or operated the properties. BIN also could be liable for such contamination at properties to which it transported such substances or arranged to have hazardous substances transported, treated or disposed.

        Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that BIN could have to pay all recoverable damages, even if it did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While BIN may seek contribution for these expenses from others, it may not be able to identify who the other responsible parties are and BIN may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If BIN incurs liability and if it cannot identify other parties whom it can compel to contribute to BIN's expenses and who are financially able to do so, BIN's financial condition and results of operations may be impaired.

        In addition, BIN has previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil, air or groundwater. They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air or groundwater. Depending on the nature of BIN's acquisition of these businesses and other factors, BIN could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties BIN obtained or obtains in connection with the purchases of these businesses may not be sufficient to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.

        If the total cost of compliance or any remediation substantially exceeds BIN's applicable reserves and insurance coverage, it could have an adverse effect on its business, financial condition and results of operations.

Governmental authorities may enact climate change regulations that could increase BIN's costs to operate.

        Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect BIN's collection and disposal operations. Changing environmental regulations could require BIN to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make BIN's operations less profitable, which could adversely affect its results of operations.

BIN's business is highly competitive, which could reduce its profitability or limit its growth potential.

        The North American waste management industry is very competitive. BIN faces competition from several larger competitors and a large number of local and regional competitors. Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.

        In addition to national and regional firms and numerous local companies, BIN will compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        In each market in which BIN operates a landfill, BIN competes for solid waste business on the basis of disposal or "tipping" fees, geographical location and quality of operations. BIN's ability to obtain solid waste business for its landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which BIN does not operate a landfill, its collection operations may operate at a disadvantage to fully integrated competitors.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to BIN's landfills operating at a reduced capacity or force BIN to charge lower rates.

        Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

  •
  reducing waste at the source, including recycling and composting;

  •
  prohibiting disposal of certain types of waste at landfills; and

  •
  limiting landfill capacity.

        Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

  •
  requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

  •
  prohibiting the disposal of yard waste, tires and other items in landfills.

        These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to BIN's landfills operating at less than capacity or force it to charge lower prices for landfill disposal services.

Extended producer responsibility ("EPR") programs may impact BIN's customer relationships and revenues

        Numerous jurisdictions in Canada and the U.S. have passed, or are considering new legislation or regulations to implement, EPR programs that could affect BIN's existing customer contracts. EPRs shift the financial responsibility and the physical logistics for the end of life management of waste packaging, printed paper and designated products, such as tires and electronics, from the generator to the producer or brand owner and usually include mandated minimum recycling rates which must be achieved. Declines in waste volumes could occur due to increased waste diversion associated with these EPR programs and existing contracts to collect and process recyclables could be lost as post life management responsibility and contractual obligations shift from our existing municipal and commercial generating customers to the brand owners who may manage their EPR obligations through co-operative stewardship agencies.

III.  General Risks

BIN may be subject to litigation that could materially affect its financial results

        BIN may be subject to various legal proceedings in the ordinary course of business. As the factual and legal issues concerning these proceedings are sometimes not easily resolved, BIN is unable to determine beforehand the timing and cost to settle such litigation, including the putative class action lawsuit filed against subsidiaries of BIN in October 2015, which concerns certain of our pricing practices in the state of Florida as described above. The lawsuit was withdrawn on a without prejudice basis on February 29, 2016 but there can be no guarantee that such claim could not be brought again in the future. Furthermore, the final outcome of such matters could result in us making substantial payments which may materially affect our financial condition and operations. At this time, we are not aware of any events that could materially impact our financial statements and results of operations.

BIN may record material charges against its earnings due to any number of events that could cause impairments to its assets.

        In accordance with accounting principles generally accepted in the United States. ("U.S. GAAP"), BIN capitalizes certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If BIN determines that a development or expansion project is impaired, BIN will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that it estimates will be recoverable, through sale or otherwise. BIN also carries a significant amount of goodwill on its consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. BIN may be required to incur charges against earnings if it determines that certain events (such as a downturn in the recycling commodities market) have caused the carrying value of its assets to be greater than their fair value, resulting in impairment. Any such charges could have a material adverse effect on BIN's results of operations.

BIN routinely makes accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require BIN to restate its historical financial statements.

        BIN makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of its assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, BIN interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if BIN's auditors or regulators subsequently interpret its application of accounting rules differently, subsequent adjustments could have an adverse effect on BIN's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require BIN to restate its historical financial statements.

The adoption of new accounting standards or interpretations could adversely affect BIN's financial results.

        BIN's implementation of and compliance with changes in accounting rules and interpretations could adversely affect its operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that BIN must comply with are complex and continually changing. BIN cannot predict the impact of future changes to accounting principles on its financial statements going forward.

If BIN identifies deficiencies in its internal control over financial reporting, BIN could be required to restate its historical financial statements.

        BIN may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. Any deficiencies, if uncorrected, could result in its financial statements being inaccurate and result in future adjustments or restatements of its historical financial statements, which could adversely affect its business, financial condition and results of operations. BIN cannot predict the impact a deficiency in its internal controls over financial reporting could have on its financial statements. However, BIN remains confident that it has established and maintains adequate internal controls over financial reporting and believes that its internal controls are effective.

Income Tax

        Tax interpretations, regulations and legislation in the various jurisdictions in which BIN operates are subject to measurement uncertainty and the interpretations can impact net income, income tax expense or recovery, and deferred income tax assets or liabilities. In addition, tax rules and regulations, including those relating to foreign jurisdictions, are subject to interpretation and require judgment by BIN that may be challenged by the taxation authorities upon audit.

Payment of BIN's dividends is subject to various factors

        Dividends paid by BIN may fluctuate. The funds available for the payment of dividends from time to time will be dependent upon, among other things, its free cash flow, general business conditions, financial requirements for its operations and to execute its growth strategy and the terms of its existing indebtedness.

BIN is a "foreign private issuer" in the U.S. and is permitted to file less information with the U.S. Securities and Exchange Commission and thus there may be less information concerning BIN than publicly available for U.S. public companies

        As a "foreign private issuer" BIN is exempt from rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, BIN's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, BIN is not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the "SEC") as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is BIN generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, BIN is permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning BIN publicly available than there is for U.S. public companies.

        BIN may lose its foreign private issuer status in the future, including as a result of the completion of the pending Merger with Waste Connections.

        More than 50% of BIN's total assets are located in the U.S. However, in order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of BIN's shares must continue to be either directly or indirectly owned by non-residents of the U.S. BIN may in the future lose our foreign private issuer status if a majority of its shares are held by residents of the U.S. The regulatory and compliance costs to BIN under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs BIN incurs as a Canadian foreign private issuer eligible to use the MJDS. If BIN were not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, BIN may lose the ability to rely upon exemptions from New York Stock Exchange ("NYSE") corporate governance requirements that are available to foreign private issuers. Finally, if BIN loses its foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., BIN would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings. While BIN acknowledges that losing its MJDS filing status will result in additional costs and expense, it does not believe the costs will be significant.

        As part of the business combination with Waste Connections discussed above, BIN will issue Shares to Waste Connections stockholders, which will increase the proportion of BIN's outstanding voting securities held by U.S. residents. As a result, BIN expects that it will no longer qualify as a "foreign private issuer" under applicable U.S. securities laws following the completion of the Merger with Waste Connections.

        As BIN's financial statements are already presented in accordance with U.S. GAAP, if we no longer qualify as a foreign private issuer, there will be no change in the manner in which our financial statements are presented. However, if we determine that we no longer qualify as a foreign private issuer following the merger, BIN will be required to satisfy its reporting obligations using U.S. domestic reporting forms and will become subject to other rules applicable to a U.S. domestic registrant. Subject to certain exemptions that may be available, BIN will also continue to be required to comply with its reporting obligations under applicable Canadian securities laws.

 DIVIDENDS AND CAPITAL STRUCTURE

        At December 31, 2015, BIN had 109,303,356 Shares outstanding. As of March 2, 2016, there were 109,303,356 Shares outstanding.

Dividends and Distributions

        The regular dividends declared by BIN in the period January 1, 2013 to December 31, 2015 are set out in the table below.

Record Date	Dividend per Security (C$)	Total Dividend (C$)	Payment Date
December 31, 2012	$0.140	$16,123,291	January 15, 2013
March 28, 2013	$0.140	$16,123,345	April 15, 2013
June 28, 2013	$0.140	$16,123,345	July 15, 2013
September 30, 2013	$0.150	$17,276,281	October 15, 2013
December 31, 2013	$0.150	$17,276,281	January 15, 2014
March 31, 2014	$0.150	$17,276,937	April 15, 2014
June 30, 2014	$0.150	$17,211,607	July 15, 2014
September 30, 2014	$0.160	$18,359,374	October 15, 2014
December 31, 2014	$0.160	$18,000,971	January 15, 2015
March 31, 2015	$0.160	$17,920,089	April 15, 2015
June 30, 2015	$0.160	$17,488,210	July 15, 2015
September 30, 2015	$0.170	$18,581,571	October 15, 2015
December 31, 2015	$0.170	$18,581,571	January 15, 2016

        The amount of any dividends payable by BIN is at the discretion of its Board of Directors, taking into consideration BIN's free cash flow, financial requirements for its operations, the terms of its existing indebtedness, the satisfaction of solvency tests imposed by the OBCA, for the declaration and payment of dividends, and other conditions that may exist from time to time.

        The Board of Directors has declared a quarterly dividend of C$ .17 per Share payable on April 15, 2016 to shareholders of record at the close of business March 31, 2016.

BIN Share Capital

        BIN's share capital is comprised of an unlimited number of Shares, Preferred Shares and Special Shares. There are no Preferred Shares or Special Shares currently outstanding.

        A description of each class of shares is described below.

Shares

        Voting.    Holders of Shares are entitled to one vote for each Share held at all meetings of BIN Shareholders, other than meetings at which only the holders of another class of shares are entitled to vote separately as a class.

        Size of Board of Directors.    BIN's articles of amalgamation provide that the number of directors must not be less than 3 nor more than 10 as may be determined by special resolution or by the directors (as the directors have been empowered by special resolution to determine the number). A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of a resolution or signed by all the shareholders entitled to vote on the resolution.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of BIN, whether voluntary or involuntary, the holders of Shares are entitled to share pro rata in any distribution of the property or assets of BIN and subject to the rights of holders of any outstanding preferred shares having priority over the Shares (none of which are currently issued and outstanding).

        Dividends.    BIN's constating documents provide that, after payment to the holders of BIN preferred shares, the holders of Shares shall be entitled to receive any dividend declared by the Board of Directors.

        As of December 31, 2015, there were 109,303,356 Shares of BIN outstanding, of which Computershare Trust Company, as trustee, holds 1,107,317 Shares in trust on behalf of participants in BIN's long term incentive plan (the "LTIP"), recipients of restricted shares and directors of BIN. Of these Shares, 660,735 Shares were held for BIN's directors and Canadian employees, including executives and 446,582 Shares were held for BIN's U.S. employees, including executives. With respect to the LTIP, employer-contributed funds are paid to a trust established for the purpose of holding Shares pursuant to the terms of the LTIP. Separate trusts exist for Canadian-resident and U.S.-resident employees, and the trusts purchase Shares in the market with the contributed funds and hold those Shares in trust for each participant in the LTIP. Restricted shares are issued as an incentive for certain executive management and are purchased by BIN in the open market and are held in trust for the benefit of executive management.

Preferred Shares

        General.    The preferred shares may be issued at any time and from time to time in one or more series, and the Board of Directors may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions.

        Priority.    The preferred shares rank prior to the Shares and to any other shares of BIN ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of BIN. Each series of preferred shares ranks on a parity with every other series of preferred shares.

        Voting.    Except as required by the OBCA, the holders of BIN preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of BIN.

        Amendment of Class Provisions.    Approval of amendments to the provisions of the preferred shares as a class may be given in writing by the holders of all the outstanding preferred shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the outstanding preferred shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

        Dividends.    Each series of preferred shares is entitled to receive a quarterly, non-cumulative preferential cash dividend, as and when declared by the Board of Directors, payable on the last day of January, April, July and October in each year calculated quarterly at a specified rate. If, within 30 days after the expiration of any fiscal year of BIN, the Board of Directors has not declared the dividends or any part of the dividends on such series of preferred shares for such year, then the rights of the holders of such series of preferred shares to such dividend for such quarter shall be extinguished.

Special Shares

        Voting.    Holders of Special Shares are entitled to one vote for each Special Share held at all meetings of BIN Shareholders, other than meetings at which only the holders of another class of shares are entitled to vote separately as a class. The holders of Special Shares are not entitled to vote separately as a class and are not entitled to dissent on any proposal to amend the articles of BIN to: (i) increase the maximum number of authorized shares of a class or a series of class having rights or privileges equal to or superior to the Special Shares; or (ii) creating a new class or series of class of shares equal or superior to the Special Shares.

        Dividends.    Holders are not entitled to receive any dividends.

        Priority.    Holders are not entitled to share in the distribution of the property or assets of BIN in the event of a liquidation, dissolution or win-up of BIN.

        Modification.    The provisions attached to the Special Shares will not be added to, changed or removed unless the addition, removal or change is first approved by the separate affirmative vote of two-thirds of the votes cast at meetings of the holders of the shares of such class.

        Until December 31, 2010, BIN had outstanding Special Shares registered to IESI. BIN redeemed the Special Shares once all the issued and outstanding Participating Preferred Shares of IESI were exchanged into Shares on December 31, 2010.

Directors

        The Corporation's constating documents provide that the Corporation shall have a minimum of 3 directors and a maximum of 10 directors. The BIN board of directors is, as of March 2, 2016, comprised of 7 directors and 1 vacancy. The Directors supervise the activities and manage the affairs of the Corporation.

        Directors are appointed at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting.

Non-Certificated Inventory System

        Registration of interests in and transfers of the Shares are generally made through the non-certificated inventory system administered by CDS (the "Non-Certificated Inventory System"). Shares are normally purchased, transferred and surrendered for redemption through a participant in the CDS depository service. Accordingly, Shareholders ordinarily exercise their rights through, and all payments or other property to which the Shareholder is entitled, are made or delivered by, CDS or the CDS participant through which the Shareholder holds the Shares. Ordinarily, upon purchase of any Shares, the Shareholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Shares are purchased.

Registrar and Transfer Agent

        The Registrar and Transfer Agent for the Shares is Computershare Investor Services Inc., at its principal office in Toronto, Ontario.

 MANAGEMENT

Directors and Officers

        The Board of Directors is responsible for the oversight and management of the Corporation. The Corporation has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee and an Environmental Health and Safety Committee and may establish such other committees as the Board of Directors deems appropriate from time to time.

        The following table sets out, for each of the individuals who serve as the Directors and executive officers of the Corporation as at March 2, 2016, the person's name, municipality of residence, position held, principal occupation and Committee memberships. Each of the Directors was elected for a term of one year commencing May 15, 2015 and expiring at the following annual meeting, or upon the election of his successor.

Name and Municipality of Residence	Offices Held	Principal Occupation (Last 5 years)
James J. Forese(1)(2)(3)(4) Naples, Florida United States	Director, Non-Executive Chairman	Mr. Forese joined HCI Equity Partners (a private equity investment firm) in July 2003 and currently serves as an Operating Partner and the Chief Operating Officer.
Jeffrey L. Keefer(1)(2)(3)(4) West Chester, Pennsylvania United States	Director	Mr. Keefer is currently a consultant. He retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for the company.
John T. Dillon(1)(2)(3)(4) Stamford, Connecticut United States	Director	Mr. Dillon is a senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners (an advisory and investment firm). He retired as Chairman and Chief Executive Officer of International Paper on October 31, 2003. Mr. Dillon also serves on the board of directors of Kellogg Co.
Douglas W. Knight(1)(2)(3)(4) Toronto, Ontario Canada	Director	Mr. Knight is President of St. Joseph Media, Inc. and has held that position since 2006.
Daniel R. Milliard(1)(2)(3)(4) Port Carling, Ontario Canada	Director	Mr. Milliard is currently a consultant. Mr. Milliard was previously a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States.

Name and Municipality of Residence	Offices Held	Principal Occupation (Last 5 years)
Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs.
Sue Lee(1)(2)(3)(4) Calgary, Alberta Canada	Director	Ms. Lee is currently a corporate director. She retired from Suncor Energy Inc. in March 2012 where she last served as Senior Vice-President, Human Resources and Communications.
Larry Hughes(1)(2)(3)(4) Vancouver, British Columbia Canada	Director	Mr. Hughes is the Vice-President, Finance and Chief Financial Officer and Secretary of West Fraser Timber Co. and has been with the company since 2007.
Domenico Pio Burlington, Ontario Canada	Chief Executive Officer, BIN	Mr. Pio joined BIN in 2010 and currently serves as its Chief Executive Officer.
Sohan Baraich Oakville, Ontario Canada	Vice President, Business Planning and Analysis, BIN	Mr. Baraich joined BIN in 2005 and currently serves as its Vice President, Business Planning and Analysis.
Chaya Cooperberg Thornhill, Ontario Canada	Vice President, Investor Relations and Corporate Communications	Ms. Cooperberg joined BIN in 2007 and currently serves as its Vice President, Investor Relations and Corporate Communications.
Nicole Desloges Toronto, Ontario Canada	Senior Vice President, Human Resources	Ms. Desloges jointed BIN in 2015 and currently serves as Senior Vice President, Human Resources. She was previously the Vice President, People and Culture at the Greater Toronto Airports Authority.
Loreto Grimaldi(5) King City, Ontario Canada	Executive Vice President and Chief Legal Officer, BIN	Mr. Grimaldi joined BIN in 2014 and currently serves as its Executive Vice President and Chief Legal Officer.
Mr. Grimaldi was previously the Chief Operating Officer and General Counsel at MedAvail Technologies Inc., the Chief Legal Officer, General Counsel and Secretary of PCAS Patient Care Automation Services Inc. and the Vice President and Associate General Counsel at Symcor Inc.

Name and Municipality of Residence	Offices Held	Principal Occupation (Last 5 years)
William Herman Georgetown, Ontario Canada	Executive Vice President & Interim Chief Financial Officer, BIN	Mr. Herman joined BIN in 2002 and currently serves as its Executive Vice President & Interim Chief Financial Officer.
Mike May Toronto, Ontario Canada	Vice President & Chief Information Officer, BIN	Mr. May joined BIN in 2012 and currently serves as its Vice President & Chief Information Officer.
He was previously the Senior Vice President at the Katz Group for three years.
Shawn McCash Haslet, TX United States	Vice President, Environmental Management and Technology Group, BIN	Mr. McCash joined BIN in 2010 and is currently its Vice President, Environmental Management and Technology Group.
Tom Miller Roanoke, TX United States	Senior Vice President, Operations Support, BIN	Mr. Miller joined BIN in 2010 and is currently its Senior Vice President, Operations Support.
David West Oakville, Ontario Canada	Vice President, Purchasing, Fleet and Maintenance, BIN	Mr. West joined BIN in 2013 and currently serves as its Vice President, Purchasing, Fleet and Maintenance.
Mr. West was previously with Mack Trucks, Inc. and most recently served as its Vice President, Key Waste Accounts.
Colin Wittke Houston, Texas United States	Vice President, Sales and Marketing, BIN	Mr. Wittke joined BIN in 2011 and currently serves as its Vice President, Sales and Marketing.
Mr. Wittke was previously with Waste Management, Inc. most recently serving as its Vice President, Business Process Integration.

Notes

(1)
Mr. Daniel R. Milliard is the chair of the Governance and Nominating Committee of our Board of Directors. Mr. Jeffrey L. Keefer, Mr. John T. Dillon, Mr. James J. Forese, Mr. Douglas W. Knight, Ms. Sue Lee and Mr. Larry Hughes are members of the Governance and Nominating Committee.

(2)
Mr. John T. Dillon is the chair of the Compensation Committee of our Board of Directors. Mr. Jeffrey L. Keefer, Mr. James J. Forese, Mr. Douglas W. Knight, Mr. Daniel R. Milliard, Ms. Sue Lee and Mr. Larry Hughes are members of the Compensation Committee.

(3)
Mr. Douglas W. Knight is the chair of the Audit Committee of our Board of Directors. Mr. Jeffrey L. Keefer, Mr. John T. Dillon, Mr. James J. Forese, Mr. Daniel R. Milliard, Mr. Larry Hughes and Ms. Sue Lee are members of the Audit Committee.

(4)
Mr. Jeffrey L. Keefer is chair of the Environmental Health & Safety Committee. Mr. James J. Forese, Mr. John T. Dillon, Mr. Daniel R. Milliard, Ms. Sue Lee, Mr. Douglas W. Knight and Mr. Larry Hughes are members of the Environmental Health & Safety Committee.

(5)
Mr. Grimaldi was the Chief Legal Officer, General Counsel and Secretary of PCAS Patient Care Automation Services Inc. (and its subsidiaries) when it filed for protection under the Companies' Creditors Arrangement Act on March 23, 2012.

        The directors and officers of BIN listed above, as a group, as of March 2, 2016, beneficially own, directly or indirectly, or exercise control or direction over, approximately 226,070 Shares, representing approximately .21% of the outstanding Shares. No restricted share units, performance share units or options which may be held by an officer or director of BIN are included in the figure.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interests of BIN's Directors and Executive Officers in the Merger

        Members of the BIN board and executive officers of BIN may have interests in the combination with Waste Connections that are in addition to, or different from, the interests of other BIN stockholders generally. The BIN board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and in resolving to recommend that the BIN shareholders approve the transactions contemplated by the Merger Agreement.

Agreements with Executive Officers

        Following the signing of the Merger Agreement, Joseph Quarin, former Chief Executive Officer, Kevin Walbridge, former chief operating officer and Ian Kidson, former chief financial officer, stepped down from their respective roles and BIN appointed Dan Pio as the chief executive officer and William Herman as interim chief financial officer. In connection with such transition, BIN is currently negotiating separation letters with Messrs. Quarin, Walbridge and Kidson. These separation letters are in settlement of severance obligations arising in relation to Messrs. Quarin, Walbridge and Kidson's separation from employment with BIN and as contemplated in their respective employment agreements.

        Mr. Pio entered into an employment agreement with BIN on January 1, 2012. On January 29, 2016 he became BIN's chief executive officer. The employment agreement generally provides terms and conditions of employment, including annual base salary, annual bonus opportunity and eligibility for equity awards. The employment agreement also provides that upon a termination of Mr. Pio's employment by BIN without cause or resignation by Mr. Pio for good reason, within the period commencing 30 days prior to the signing of a definitive agreement in connection with a change in control and ending 24 months following a change in control, he shall be entitled to (i) a lump sum payment equal to 24 months of base salary, (ii) a cash payment equal to two times the sum of the annual bonus at the target amount and the average annual amount allocated under the long term incentive plan for the previous two fiscal years, (iii) full vesting of all unvested incentive compensation and share based compensation; (iv) payment of the annual bonus for the year of termination, pro-rated to the termination date; (v) payment of awards outstanding under the long term incentive plan, including for the year of termination; and (vi) continued participation in BIN benefit plans for 24 months. Mr. Pio is subject to non-solicitation and non-competition for 24 months post-employment and confidentiality post-employment.

        BIN has agreed to provide Mr. Miller with certain payments and benefits on termination of employment. Upon a termination without cause by BIN or resignation for good reason by Mr. Miller, he shall be entitled to: (i) an amount equal to 18 months of base salary; (ii) payment of the annual bonus for the year of termination, pro-rated to the termination date and pro-rated for 18 months post termination; (iii) immediate vesting of and right to exercise any options for their original term; and (iv) immediate vesting of long term incentive plan awards.

        Mr. Herman entered into an employment agreement with BIN on January 21, 2005. The employment agreement generally provides terms and conditions of employment, including annual base salary, annual bonus opportunity and eligibility for equity awards. The employment agreement also provides that upon a termination of Mr. Herman's employment by BIN without cause or resignation by Mr. Herman for good reason within 24 months following a change in control, he shall be entitled to (i) a lump sum payment equal to 12 months of base salary, (ii) a cash payment equal to one times the sum of the annual bonus at the target amount and the average annual amount allocated under the long term incentive plan for the previous two fiscal years, (iii) full vesting of all unvested incentive compensation and share based compensation; (iv) payment of the annual bonus for the year of termination, pro-rated to the termination date; (v) payment of awards outstanding under the long term incentive plan, including for the year of termination; and (vi) continued participation in BIN benefit plans for 18 months. Mr Herman is subject to non-solicitation for 24 months post-employment, non-competition for

12 months post-employment and confidentiality post-employment. On February 3, 2016, in connection with Mr. Herman's appointment as interim chief financial officer, Mr. Herman entered into a letter agreement providing for an increase in compensation in the amount of C$200,000, to compensate Mr. Herman for his additional services to BIN. Such amount is payable in six equal monthly installments and is conditioned on Mr. Herman's continued compliance with the terms of his employment agreement and, on the relevant payment dates, Mr. Herman must not have resigned (or notified BIN of his resignation) or been terminated by BIN for cause.

        Mr. Grimaldi is party to an offer letter, which generally provides for base salary, annual bonus opportunity and eligibility for equity awards. Mr. Grimaldi participates in a BIN Executive Severance Policy, pursuant to which, if within 24 months of a change in control, BIN terminates Mr. Grimaldi without cause or he resigns for good reason, he will be entitled to (i) a lump sum payment of two times (1) base salary and (2) target annual bonus for the year of termination and (ii) up to two years of benefits continuation. As described below, based on the terms of the 2013, 2014 and 2015 Long Term Incentive Plans (the "Long Term Incentive Plans"), outstanding stock options, tandem stock appreciation rights and restricted shares will fully vest if Mr. Grimaldi is terminated without just cause (as defined in the Long Term Incentive Plans) or he resigns for Good Reason (as defined in the BIN severance policy) within 12 months following a change in control. Performance share units ("PSUs") and related dividend PSUs held by Mr. Grimaldi under the Long Term Incentive Plans will be deemed earned at target and settled at the earlier of the vesting date or date Mr. Grimaldi is terminated without just cause or due to a constructive termination within 12 months following a change in control.

Treatment of Outstanding Equity-Based Awards

        Each BIN equity-based incentive award that is outstanding immediately prior to the effective time of the Merger will remain outstanding following the Merger and subject to the same terms and conditions.

        Stock options, tandem stock appreciation rights and restricted shares held by BIN's executive officers under the Long Term Incentive Plans will fully vest if a participant is terminated without just cause (as defined in the Long Term Incentive Plans) or due to a constructive termination (as defined in a participant's employment or severance agreement) within 12 months following a change in control. PSUs and related dividend PSUs held by BIN's executive officers under the Long Term Incentive Plans will be deemed earned at target and settled at the earlier of the vesting date or date a participant is terminated without just cause or due to a constructive termination within 12 months following a change in control.

        The table below sets forth the number of shares of BIN Shares underlying unvested equity-based awards held by BIN's executive officers as of February 26, 2016. The table below also sets forth the value of these awards should they become vested on a change in control, as described above, either in connection with a termination of employment without just cause or constructive termination within 12 months of a change in control, assuming a price per share of $27.56 on the NYSE, the average per-share closing market price of BIN's common shares over the first five business days following the January 19, 2016 public announcement of the Merger Agreement. Restricted shares and PSUs are settled in cash.

Name	Unvested Options (#)	Unvested Options ($)	Unvested Restricted Shares (#)	Unvested Restricted Shares ($)	Unvested PSUs (#)	Unvested PSUs ($)	Unvested Bonus Shares (#)	Unvested Bonus Shares ($)	Total ($)
Joseph Quarin	104,146	1,062,414	38,017	1,047,749	66,063	1,820,706	—	—	3,930,869
Ian Kidson	239,745	621,016	14,529	400,419	25,225	695,205	—	—	1,716,641
Kevin Walbridge	428,006	663,629	18,218	502,088	23,489	647,346	—	—	1,813,064
Dan Pio	42,352	433,805	15,342	422,826	26,686	735,477	60,000	1,653,600	3,245,707
Tom Miller	22,763	230,741	8,424	232,165	13,456	370,849	—	—	833,755
Loreto Grimaldi	4,486	36,462	4,365	120,299	7,141	196,819	2,014	55,506	409,086
William Herman	8,392	68,209	6,808	187,628	9,178	252,950	—	—	508,788

Short Term Incentive Compensation Plan

        Certain of BIN's executive officers participate in the Short Term Incentive Compensation Plan (the "STI"). The STI is an annual cash incentive plan for certain eligible employees or other individuals selected by management, determined based on a percentage of the applicable participant's base salary. Under the STI, all "performance measures" (as defined in the STI) and other conditions are deemed achieved at target on a change in control and paid in accordance with the normal course of the STI, subject to the participant's continued employment through the payment date. If the participant is terminated without cause prior to such date, the participant is entitled to a pro rata payment based on the amount the participant would have received had the participant remained employed through the performance period. The target annual cash incentives under the STI are C$443,700, $222,386, C$243,750 and C$135,249 for Messrs. Pio, Miller, Grimaldi and Herman, respectively.

Retention Bonus Agreements

        BIN has entered into retention bonus agreements in connection with the Merger with Messrs. Pio and Grimaldi. Under such agreements, each executive officer is entitled to payments of $1,000,000, (i) 25% of which was paid on February 1, 2016, (ii) 25% was paid on February 26, 2016 following receipt of required approvals from the DOJ for the Merger; and (iii) 50% shall be paid on the closing of the Merger, subject to continued employment. If the executive is terminated without cause prior to the remaining payment date, the unpaid portion of the retention bonus will be paid upon such termination of employment.

        BIN has also agreed to make a cash retention payment to Mr. Herman in an amount equal C$580,000, with C$290,000 payable in connection with the closing of the Merger and the remaining C$290,000 payable three months thereafter. The retention payments are conditioned on Mr. Herman's continued compliance with the terms of his employment agreement and, on the relevant payment dates, Mr. Herman must not have resigned (or notified BIN of his resignation) or been terminated by BIN for cause.

Interests of Directors

        Members of BIN's board of directors receive compensation in cash and grants of restricted shares. Generally, 50% of director compensation is paid in cash and 50% in restricted shares, but in certain cases, board members may elect to have a greater percentage of compensation paid in restricted shares. Such restricted shares are settled in cash within the 12 month period following a termination of service. The table below sets forth the value of such awards, assuming termination of service and a price per share of $27.56 on the NYSE and $39.27 on the TSX, the average per-share closing market price of BIN's Shares over the first five business days following the January 19, 2016 public announcement of the Merger Agreement.

Director	Restricted Shares (#)	Restricted Shares (C$)	Restricted Shares ($)
James J. Forese	21,479	843,480	591,961
John T. Dillon	16,101	632,286	443,744
Larry S. Hughes	6,922	271,827	190,770
Jeffrey L. Keefer	11,080	435,112	305,365
Douglas W. Knight	23,119	907,883	637,160
Sue Lee	3,645	143,139	100,456
Daniel R. Milliard	23,113	907,648	636,994

        In connection with the closing of the Merger, Messrs. Forese, Dillon and Milliard are each entitled to payments of $100,000 (plus incremental amounts depending on the number of Special Committee meetings to be held up to Closing) for their service on the Special Committee, which was established to, among other things, review, analyze, consider and assess whether pursuing a business combination between BIN and Waste Connections, would be in the best interests of the BIN.

 MARKET FOR SECURITIES

        The Shares are listed and traded on the TSX and the NYSE under the symbol "BIN". The following table sets forth the reported price ranges in Canadian dollars and trading volumes for the Shares on the TSX from January 1, 2015 to December 31, 2015.

	Toronto Stock Exchange
Month (2015)	High (C$)	Low (C$)	Volume
January	37.96	33.64	4,099,900
February	37.21	34.28	4,547,300
March	38.28	34.90	5,261,800
April	38.52	33.28	5,822,500
May	35.51	33.60	4,636,000
June	35.16	33.17	5,414,300
July	36.07	31.64	4,907,700
August	36.56	33.81	3,269,300
September	36.72	34.53	4,363,700
October	35.95	27.00	9,152,700
November	31.93	30.02	4,086,800
December	33.50	29.11	5,672,500

        The following table sets forth the reported price ranges in U.S. dollars and trading volumes for the Shares on the NYSE from January 1, 2015 to December 31, 2015.

	New York Stock Exchange
Month (2015)	High ($)	Low ($)	Volume
January	30.52	28.10	4,905,500
February	29.81	27.39	5,733,200
March	30.58	27.82	4,323,100
April	30.74	27.59	4,847,700
May	29.32	27.54	2,751,400
June	28.25	26.61	3,810,100
July	27.71	24.36	5,316,700
August	27.92	26.29	5,192,300
September	27.72	25.71	2,856,400
October	27.68	20.81	8,825,400
November	24.24	22.52	4,14,600
December	24.24	21.19	5,118,300

MATERIAL CONTRACTS

        The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation and its subsidiaries within the most recently completed fiscal year or before the most recently completed fiscal year but still in force and in effect:

  •
  On October 24, 2012 BIN announced that it had completed a refinancing of its credit facilities with Bank of America, N.A. as the Global Agent and through a new $2.35 billon consolidated facility comprised of a $1.85 billion revolver and a $500 million term loan B. The credit facility includes an accordion feature to increase the facility size by $750 million in the future, subject to certain conditions. The revolver matures in 2018 and term loan B matures in 2019.

  •
  On June 30, 2015 BIN announced that it had amended and restated its principal loan agreement with Bank of America, N.A. as the Global Agent resulting in, among other things, a re-pricing of its existing $2.35 billion senior secured credit facility. The amended credit facility holds the amount of the company's revolver constant at $1.85 billion, but replaces the existing $500 million term loan B with a term loan A.

  •
  On January 18, BIN announced that it had entered into the Merger Agreement with Waste Connections and Water Merger Sub LLC, a wholly-owned direct subsidiary of BIN, which provides for the pending business combination between BIN and Waste Connections pursuant to an all-stock Merger as described above. The Merger Agreement has been filed under BIN's profile on SEDAR and may be accessed at www.sedar.com.

AUDIT COMMITTEE INFORMATION

        The Audit Committee of the Board of Directors is presently comprised of the following members: Mr. Douglas W. Knight (Chair), Mr. James J. Forese, Mr. Jeffrey L. Keefer, Mr. Daniel R. Milliard, Ms. Sue Lee, Mr. Larry Hughes and Mr. John T. Dillon. Each member of the Audit Committee is independent and financially literate within the meaning of applicable securities laws including National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators, as amended from time to time.

Relevant Education and Experience

        Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues.

        Mr. Knight is President of St. Joseph Media, Inc. Mr. Knight has previously served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York, Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto.

        Mr. Forese served as Chairman and Chief Executive Officer of IBM Credit Corporation and Chairman and Chief Executive Officer of IKON Office Solutions for five years. Mr. Forese also previously held the positions of Corporate Vice President, Finance and Corporate Vice President and Controller with IBM Corporation. He holds an M.B.A. from Massachusetts Institute of Technology.

        Mr. Milliard previously served as an executive officer of two public companies. He was the Chief Executive Officer of GT Group Telecom Inc. and was at various times Vice Chairman, President, Chief Operating Officer and a director of Hyperion Telecommunications. Mr. Milliard holds a B.S. in Business Administration, a M.A. in Business and a J.D. in Law. Mr. Milliard is a graduate of The Directors College Chartered Director program.

        Mr. Dillon is a Senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners an advisory and investment firm. He is the retired Chairman and CEO of International Paper.

        Ms. Lee retired from Suncor Energy in March 2012 and was the lead executive for the Human Resources and Communications functions for 16 years. Prior to joining Suncor, Ms. Lee had a 14-year career in human resources at TransAlta Corp. She currently serves on several boards and committees including Bonavista Energy, the Empire Company Ltd. and the University of Calgary, where she is a member of the Board of Governors.

        Mr. Hughes is currently the Vice-President, Finance and Chief Financial Officer and Secretary of West Fraser Timber Co., an integrated wood products company headquartered in British Columbia, Canada, whose shares are publicly listed on the Toronto Stock Exchange. In addition to primary responsibility for financial matters, Mr. Hughes' current role includes responsibility for strategic planning and initiatives, investor relations, legal compliance and continuous disclosure compliance and pension matters. Prior to joining West Fraser, Mr. Hughes practiced as a business lawyer with Lang Michener (now McMillan LLP) for 27 years specializing in mergers and acquisitions, corporate governance and forestry law.

        Mr. Keefer retired from the DuPont Company in December 2010 where he last served as an Executive Vice President responsible for corporate strategy development, the Performance Coatings Business, information technology and overall cost and working capital productivity programs for the company. He also served from June 2006 through 2009 as Executive Vice President & Chief Financial Officer of DuPont.

Pre-Approval Policies and Procedures

        The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors' independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Audit Fees

        Deloitte LLP billed the Corporation and its subsidiaries C$2,993,857 for 2015 and C$2,447,594 for 2014, respectively, for audit services.

Audit-Related Fees

        Deloitte LLP billed the Corporation and its subsidiaries C$292,500 for 2015 and C$145,453 for 2014, respectively, for audit-related services comprised predominantly of translation services.

Tax Fees

        Deloitte LLP billed the Corporation and its subsidiaries C$126,162 for 2015 and C$332,838 for 2014, respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

        Deloitte LLP billed the Corporation and its subsidiaries C$520,273 in 2015 in relation to certain consulting and strategic services. The fees for 2014 were C$1,285,990.

Audit Committee Charter

        The charter of the Audit Committee is attached to this annual information form as Schedule "A".

INTERESTS OF EXPERTS

        Deloitte LLP, Chartered Professional Accountants, Licensed Public Accountants, is the auditor of the Corporation and prepared reports of independent registered public accounting firm dated February 23, 2016 in respect of the Corporation's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2015 and 2014 and the Corporation's internal controls over financial reporting as of December 31, 2015. Deloitte LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

        Additional information including the Corporation's directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Corporation's information circular for its next annual meeting of Shareholders, to be held in the second quarter of 2016.

        Additional financial information is provided in the Corporation's audited consolidated financial statements and related management's discussion and analysis for the year ended December 31, 2015.

        You may access further information about the Corporation including disclosure documents, reports, statements or other information that the Corporation files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and on the Corporation's web site at www.progressivewaste.com.

 SCHEDULE A — AUDIT COMMITTEE CHARTER

PROGRESSIVE WASTE SOLUTIONS LTD. (the "Corporation")

AUDIT COMMITTEE CHARTER

1.     RESPONSIBILITY

        The Audit Committee is responsible for representing and assisting the Board of Directors of the Corporation (the "Board") in fulfilling its oversight responsibilities in relation to:

  •
  the Corporation's accounting policies;

  •
  the integrity of the Corporation's financial statements;

  •
  the Corporation's compliance with legal and regulatory requirements as they relate to the Corporation's financial statements;

  •
  the qualifications, independence and performance of the Auditor;

  •
  internal controls and disclosure controls;

  •
  the Corporation's policies with respect to risk assessment and management;

  •
  the performance of the Corporation's internal audit function; and

  •
  performing the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

2.     MEMBERS

        The Board of Directors of the Corporation shall appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee shall be selected by the Board on recommendation of the Governance and Nominating Committee of the Board, and shall be selected based upon the following, to the extent that the following are required under applicable law;

  •
  each member shall be an Independent Director;

  •
  each member shall be financially literate; and

  •
  at least one member shall have accounting or financial expertise.

        For the purpose of this Charter, the term "Independent Director" shall mean a director that satisfies both the standards set forth in National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators ("NI 52-110") and applicable New York Stock Exchange listing standards, as amended or replaced from time to time. The term "financially literate" shall have the meaning attributed thereto in NI 52-110, and shall at a minimum require the ability to read and understand the Corporation's basic financial statements.

        The term "accounting or related financial experience" shall mean the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles ("GAAP"), according to which the Corporation's financial statements are prepared and have such other accounting or related financial management expertise that is in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and applicable New York Stock Exchange listing standards.

3.     CHAIRMAN

        Each year, the Board of Directors of the Corporation shall appoint one member to be Chairman of the Audit Committee. If, in any year, the Board of Directors of the Corporation does not appoint a Chairman, the incumbent Chairman shall continue in office until a successor is appointed.

i

4.     TENURE

        Each member shall hold office until his or her term as a member of the Audit Committee expires or is terminated.

5.     REMOVAL AND VACANCIES

        Any member may be removed and replaced at any time by the Board. The Board shall fill vacancies in the Audit Committee by appointment from among the members of the Board. If a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

6.     DUTIES

        The Audit Committee shall have the duties set out below as well as any other duties that are specifically delegated to the Audit Committee by the Board.

  (a)   Appointment and Review of Auditor

        The Auditor is ultimately accountable to the Audit Committee as representatives of the shareholders of the Corporation. Accordingly, the Audit Committee shall evaluate and be responsible for the Corporation's relationship with the Auditor. Specifically, the Audit Committee shall:

  •
  select, evaluate and nominate the Auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

  •
  review and approve the Auditor's engagement letter;

  •
  at least annually, obtain and review a report by the auditor describing the auditor's internal quality control procedures and a report from the auditor confirming that they have been reviewed and are in good standing with the appropriate independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board (United States), or other governmental or professional authorities.

  (b)   Confirmation of Independence of Auditor

        At least annually, and before the Auditor issues its report on the annual financial statements, the Audit Committee shall:

  •
  ensure that the Auditor submits a formal written statement describing all relationships between the Auditor and the Corporation;

  •
  discuss with the Auditor any disclosed relationship or services that may affect the objectivity and independence of the Auditor; and

  •
  obtain written confirmation from the Auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs.

  (c)   Rotation of Engagement Partner/Lead Partners

        The Audit Committee shall, after taking into account the opinions of management, evaluate the performance of the Auditor and the engagement partner/lead partners and shall rotate the engagement partner/lead partners when required or necessary.

  (d)   Pre-Approval of Non-Audit Services

        The Audit Committee shall pre-approve the retaining of the Auditor for any non-audit service, provided that no approval shall be provided for any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the retaining of the Auditor for any non-audit service, the Audit Committee shall consider the compatibility of the service with the Auditor's independence. The Audit Committee may pre-approve the retaining of the Auditor for the engagement of any non-audit services by establishing policies and procedures to be followed prior to the appointment of the Auditor for the provision of such non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by applicable law. Between scheduled Audit Committee meetings, the Chair of the Audit Committee subject to the policy approved by the Board, is authorized to pre-approve audit or non-audit service engagement fees and terms. At the next Audit Committee meeting, the Chair of the Audit Committee will report to the Audit Committee any such pre-approval given.

  (e)   Communications with Auditor

        The Audit Committee shall meet privately with the Auditor as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfill its responsibilities (which shall not be less frequently than quarterly) to discuss any items of concern to the Audit Committee or the Auditor, such as:

  •
  matters that will be referred to in the Auditor's management letter;

  •
  whether or not the Auditor is satisfied with the quality and effectiveness of the financial recording procedures and systems;

  •
  the extent to which the Auditor is satisfied with the nature and scope of the Auditor's examination.

  (f)    Review of Audit Plan

        The Audit Committee shall review a summary of the Auditor's audit plan in advance for each audit.

  (g)   Review of Audit Fees

        The Audit Committee has the direct responsibility for approving the Auditor's fee. In approving the Auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support provided by the Corporation to the Auditor.

  (h)   Review of Annual Audited Financial Statements

        The Audit Committee shall review the annual audited financial statements, together with the Auditor's report thereon, before recommending them for approval by the Board, to assess whether or not they present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows of the Corporation. The Audit Committee shall also review the MD&A relating to the annual audited financial statements.

        In conducting their review, the Audit Committee should:

  •
  discuss the annual audited financial statements and MD&A with management and the Auditor;

  •
  consider the quality of, and not just the acceptability of, the accounting principles applied, the reasonableness of management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

  •
  discuss with the Auditor its report which addresses:

  –
  all critical accounting policies and practices to be used;

  –
  all alternative treatments of financial information within GAAP that have been discussed with management of the Corporation, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the Auditors; and

  –
  other material written communication between the Auditor and management of the Corporation, such as any management letter or schedule of unadjusted differences;

  •
  discuss any analyses prepared by management or the Auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP;

  •
  discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

  •
  consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

  •
  discuss with management, the Auditor and, if necessary, legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

  •
  discuss with management and the Auditor correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

  •
  discuss with the Auditor any special audit steps taken in light of any material weaknesses in internal control;

  •
  discuss with the Auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the Auditor that were not applied (because they were immaterial or otherwise), and significant disagreements with management;

  •
  consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements;

  •
  satisfy itself that appropriate accounting policies and practices have been selected and applied consistently; and

  •
  satisfy itself that management has established appropriate procedures to comply with applicable legislation for the remittance of taxes, pension monies and employee remuneration.

  (i)    Review of Interim Financial Statements

        The Audit Committee shall also engage the Auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements. The Audit Committee should discuss the interim financial statements and related MD&A with management and the Auditor and, if satisfied that the interim financial statements present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows, approve the interim financial statements and review the related MD&A on behalf of the Board.

  (j)    Review of Other Financial Information

        The Audit Committee should generally discuss earnings releases, as well as the nature of financial information and earnings guidance provided to analysts and rating agencies in accordance with the Corporation's disclosure policy.

  (k)   Review of Prospectuses and Other Regulatory Filings

        The Audit Committee shall review all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

  (l)    Review of Internal Audit Function

        The Audit Committee shall review the mandate of the internal audit function, the budget, planned activities and organizational structure of the internal audit function to ensure that it is independent of management and has sufficient resources to carry out its mandate.

  (m)  Relations with Management

        The members shall meet privately with the Vice President, Internal Audit and other members of management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or management.

        The Audit Committee shall, subject to regulatory or professional guidelines, recommend to the Board policies relating to hiring former partners or employees of the Auditor who were engaged on the Corporation's account.

  (n)   Oversight of Internal Controls and Disclosure Controls

        The Audit Committee shall review with management the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use and ensure the accuracy of the financial records.

        The Audit Committee shall review with management the controls and procedures that have been adopted to ensure the disclosure of all material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or the rules of those stock exchanges on which securities of the Corporation are listed or quoted.

  (o)   Legal Compliance

        The Audit Committee shall review with legal counsel any legal matters that may have a significant effect on the Corporation's financial statements. The Audit Committee should review with legal counsel material inquiries received from regulators and governmental agencies. The Audit Committee shall review any material matters arising from any known or suspected violation of the Corporation's Code of Conduct and any material concerns regarding questionable accounting or auditing matters raised through the Corporation's ethics response line.

  (p)   Risk Management

        The Audit Committee shall meet periodically with management to discuss the Corporation's policies with respect to risk assessment and management.

  (q)   Taxation Matters

        The Audit Committee shall review the status of taxation matters of the Corporation.

  (r)   Confirmation from CEO and CFO

        The Audit Committee shall obtain confirmation from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that:

  (i)
  the audited financial statements, together with any financial information included in the annual management's discussion and analysis and annual information form, fairly present in all material respects the Corporation's financial condition, results of operations and cash flows, as of the date and for the periods presented in such filings; and

  (ii)
  that the interim financial statements, together with any financial information included in the interim management's discussion and analysis, fairly present in all material respects the Corporation's financial condition, results of the operations and cash flows, as of the date and for the periods presented in such filings.

v

  (s)   Appointment and Replacement of the CFO

        The Audit Committee shall approve the appointment and replacement of the Chief Financial Officer and review with the Chief Financial Officer the appointment and replacement of other members of senior management who will be involved in financial reporting.

        The Audit Committee shall, in conjunction with the Governance and Nominating Committee, review succession plans for the Chief Financial Officer and the Controller.

7.     COMPLAINTS PROCEDURE

        The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding accounting, internal controls, or auditing matters.

8.     REPORTING

        The Audit Committee shall report to the Board on:

  •
  the Auditor's independence;

  •
  the performance of the Auditor and the Audit Committee's recommendations regarding the reappointment or termination of the Auditor;

  •
  the performance of the internal audit function;

  •
  the adequacy of the Corporation's internal controls and disclosure controls;

  •
  the Audit Committee's review of the annual and interim financial statements of the Corporation and any GAAP reconciliation, including any issues with respect to the quality or integrity of the financial statements, and shall recommend whether or not the Board should approve the financial statements and any GAAP reconciliation;

  •
  the Audit Committee's review of the annual and interim MD&A;

  •
  the Audit Committee's review of the Annual Information Form;

  •
  the Corporation's compliance with legal and regulatory matters to the extent they affect the financial statements of the Corporation; and

  •
  all other material matters dealt with by the Audit Committee.

9.     REVIEW AND DISCLOSURE

        This Charter should be reviewed by the Audit Committee at least annually and be submitted to the Governance and Nominating Committee for consideration with such amendments as the Audit Committee proposes and for recommendation to the Board for approval with such further amendments as the Governance and Nominating Committee proposes.

        This Charter may also be posted on the Corporation's Web site.

10.   MEETINGS

        The time and place at which meetings of the Audit Committee shall be held, and procedures at such meetings shall be determined from time to time by, the Audit Committee, unless otherwise determined by the by-laws of the Corporation; provided that notice of every such meeting shall be given to the auditors of the Corporation, and provided further that meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the Business Corporations Act (Ontario).

        The Secretary of the Corporation shall, upon the request of the Audit Committee Chairman, any member of the Audit Committee, the external auditors of the Corporation, the President and Chief Executive Officer of

the Corporation or the Chief Financial Officer of the Corporation, call a meeting of the Audit Committee by letter, telephone, facsimile, telegram or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

        Any member of the Audit Committee may participate in the meeting of the Audit Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

        The Audit Committee may invite such officers, directors and employees of the Corporation and its subsidiaries and the external auditors of the Corporation as it may see fit, from time to time, to attend at meetings of the Audit Committee.

        A quorum for the transaction of business of the Audit Committee shall consist of a majority of the members of the Audit Committee.

11.   RETENTION OF EXPERTS

        The Audit Committee may engage such special legal, accounting or other experts, without Board approval and at the expense of the Corporation, as it considers necessary to perform its duties.

 SCHEDULE B — CREDIT RATINGS

        Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

        S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P has assigned BIN a long-term corporate credit rating of BBB- which is 5th highest rating of 12 major rating categories. A "BBB-" rating is regarded as the lowest investment grade by market participants and indicates that BIN's capacity to meet its commitment is susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "-" designations to indicate the relative standing of securities within a particular rating category.

        Moody's long-term credit ratings are on a scale that ranges from Aaa to C, which represents the range from the highest to lowest quality of securities rated. Moody's has assigned BIN a corporate family rating of Ba1 stable which is the 5th highest rating of nine major rating categories. Obligations rated Ba1 are judged to have speculative elements and are subject to substantial credit risk. Moody's uses a 1, 2 or 3 modifier to indicate the relative standing of the securities within a particular rating category, with 1 representing the high end of the range and 3 representing the low.

        Credit ratings are not recommendations to purchase hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

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  Exhibit 99.1
TABLE OF CONTENTS
PROGRESSIVE WASTE SOLUTIONS LTD. ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2015 DATED MARCH 2, 2016
FORWARD-LOOKING STATEMENTS
FINANCIAL DISCLOSURE
THE CORPORATION
BIN'S INDUSTRY
BUSINESS OF THE BIN GROUP
RISK FACTORS
DIVIDENDS AND CAPITAL STRUCTURE
MANAGEMENT
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
MARKET FOR SECURITIES
MATERIAL CONTRACTS
AUDIT COMMITTEE INFORMATION
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
SCHEDULE A — AUDIT COMMITTEE CHARTER PROGRESSIVE WASTE SOLUTIONS LTD. (the "Corporation") AUDIT COMMITTEE CHARTER
SCHEDULE B — CREDIT RATINGS